OSISKO GOLD ROYALTIES REPORTS
THIRD QUARTER 2017 RESULTS

(Montreal, November 8, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report its results for the third quarter of 2017. Amounts are in Canadian dollars unless otherwise noted.

Highlights – Q3 2017

  Acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) for $1.1 billion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile;
  Record quarterly gold equivalent ounces (“GEOs”) earned of 16,6641 (65% increase compared to Q3 20162);
  Record quarterly revenues from royalties and streams of $26.1 million ($68.2 million including offtakes) (48% increase compared to Q3 2016; 288% increase including offtakes);
  Net cash flows provided by operating activities of $1.1 million (compared to $15.0 million in Q3 2016);
  Net earnings attributable to Osisko’s shareholders of $6.7 million, $0.05 per basic share (compared to $17.7 million, $0.17 per basic share in Q3 2016);
  Adjusted earnings3 of $8.0 million, $0.06 per basic share3 (compared to $12.0 million, $0.11 per basic share in Q3 2016); and
  Declaration of a quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017, representing a 25% increase from the previous quarter.

Highlights – October/November 2017

  Entered into a private subscription agreement with Dalradian Resources Inc. (“Dalradian”) where Osisko will invest $28.2 million in common shares of Dalradian;
  Completed a bought deal offering of convertible senior unsecured debentures of $300 million; and
  Declared a quarterly dividend of $0.05 per common share payable on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.
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1

GEOs include royalties, streams and offtakes. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. . Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2	Three months ended September 30, 2016 or third quarter of 2016 (“Q3 2016”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Press Release.

Sean Roosen, Chair of the Board and Chief Executive Officer, commenting on the third quarter activities: “During the quarter we have closed the $1.1 billion transformational acquisition of the Orion portfolio of royalties, streams and offtakes. We are also excited about the potential of our accelerator model and the pipeline of projects and opportunities we have which provides our Company with a unique growth profile. In line with this strategy, we completed a $300 million convertible debenture financing in November.”

Acquisition of Orion’s Portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The acquisition price was comprised of US$505.6 million ($631.1 million) in cash consideration, which includes an estimate of US$5.0 million ($6.1 million) adjustment for the acquired working capital, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s portfolios results in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company gained a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Osisko also acquired an international structure and has established presence in Bermuda through the Transaction. On September 1, 2017, Mr. Michael Spencer was hired as Managing Director of Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of Osisko. Mr. Spencer was previously Vice President, Investment and Merchant Banking at Maxit Capital where he worked from 2014 to 2017.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and to support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additional fees of $190,000 ($139,000 net of income taxes) were incurred for the financing.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. held respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding on July 31, 2017.

The Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed predetermined amount of US$500.6 million at a rate of 1.3484 (representing $675.0 million at the signing of the agreement). Therefore, the Company entered in June 2017 into foreign exchange forward contracts for $275 million to acquire US$204 million and designated these contracts as cash flow hedges for accounting purposes. The balance of the cash portion of the acquisition price was paid from current cash and cash equivalent balances denominated in U.S. dollars for US$183.6 million ($229.9 million) and the available revolving credit facility, which was drawn by US$118 million ($147.3 million).

The acquisition of Orion’s Portfolio has been recorded as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed were recorded at their preliminary estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million, of which $7.8 million are included in the consolidated statement of income for the three months ended September 30, 2017.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets of Orion’s Portfolio. Some information to confirm fair value of certain assets, mainly the royalty, stream and other interests, are still to be confirmed. The allocation is expected to be completed by December 31, 2017.

The table below presents the preliminary purchase price allocation:

Consideration paid	$

Cash(i)	649,375
Issuance of 30,906,594 common shares	445,333

1,094,708

Net assets acquired	$

Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,204
Current liabilities	(435)
Deferred income tax liability	(30,985)

1,094,708

(i)	Including the net loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million.

Summary of Significant Royalty, Stream and Other Interests Acquired

Asset	Operator	Interest	Commodities	Jurisdiction	Stage
Renard	Stornoway Diamonds Corporation	9.6% Stream	Dia	Canada	Production
Mantos Blancos	Mantos Copper S.A.	Stream	Ag	Chile	Production
Brucejack	Pretium Resources Inc.	4% Stream / Offtake	Au, Ag	Canada	Production
Sasa	Central Asia Metals plc	Stream	Ag	Macedonia	Production
Matilda	Blackham Resources Limited	Offtake	Au	Australia	Production
Parral	GoGold Resources Inc.	Offtake	Au	Mexico	Production
San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production
Seabee	SSR Mining Inc.	3% NSR Royalty	Au	Canada	Production
Bald Mtn. Alligator Ridge	Kinross Gold Corporation	1% NSR Royalty	Au	USA	Production
Bald Mtn. Duke/ Trapper	Kinross Gold Corporation	4% NSR Royalty	Au	USA	Production
Brauna	Lipari Mineração	1% GRR(1) Royalty	Dia	Brazil	Production
Kwale	Base Resources Limited	1.5% GRR Royalty	Il, Ru, Zi	Kenya	Production
Pan	Fiore Gold Ltd.	4% NSR Royalty	Au	USA	Production
Amulsar	Lydian International Ltd.	4.22% Au Stream, 62.5% Ag Stream / Offtake	Au, Ag	Armenia	Development
Back Forty	Aquila Resources Inc.	75% Stream	Ag	USA	Development
Casino	Western Copper & Gold Corporation	2.75% NSR Royalty	Au, Ag, Cu	Canada	Exploration
Spring Valley	Waterton Global Resource Management	0.5% NSR Royalty	Au	USA	Exploration
Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Exploration

(1)	Gross revenue royalty (“GRR”)

Renard (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation and is Québec's first and Canada's sixth producing diamond mine. Construction on the mine commenced on July 10, 2014, and commercial production was declared on January 1, 2017. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

Mantos Blancos (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a private mining company focused on the extraction and sale of copper. The company owns and operates two mines in northern Chile, Mantos Blancos and Mantoverde, located in the Antofagasta and Atacama regions. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for silver under the Mantos stream is 25% of the average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to OBL. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the stream agreement, in which case Mantos shall make a cash payment of US$70 million to OBL.

OBL has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (“Pretium”) Brucejack gold mine (“Brucejack”) is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of 122,133 hectares (301,798 acres). Pretium declared commercial production at Brucejack on July 3, 2017. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and BTO Midas L.P. (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement.

The buy-back and buy-down rights held by Pretium are as follows:

Right	Description	Election Date	Cost to Exercise (attributable to OBL)
Buy-back (2018)	Right to repurchase the entire stream	December 31, 2018	US$119 million
Buy-down (2018)	Right to reduce the attributable stream percentage from 4% to 1.5%	December 31, 2018	US$75 million
Buy-back (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million
Buy-down (2019)	Right to reduce the attributable stream percentage from 4% to 2%	December 31, 2019	US$75 million

The Brucejack stream agreement is subject to certain change of control provisions.

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20 million will be payable (US$10 million attributable to OBL) and an 8% stream (4% attributable to OBL) will apply beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

SASA Stream (Lynx Resources Ltd)

The SASA mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the SASA stream applies to 100% of payable silver production in exchange for US$5 per ounce of refined silver increased annually from 2017 based on inflation. On September 22, 2017, Central Asia Metals plc announced that it has conditionally agreed to purchase a 100% interest in Lynx Resources Ltd for US$402.5 million.

Bought Deal of Convertible Senior Unsecured Debentures

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) of $300 million (the “Offering”) with a syndicate of underwriters co-led by National Bank Financial Inc., BMO Capital Markets and Desjardins Capital Markets (the “Underwriters“). The Offering was comprised of a $184 million public offering of Debentures (the “Public Offering“) and a $116 million private placement of Debentures (the “Private Offering“). In connection with the Offering, the Public Sector Pension Investment Board and Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, purchased respectively $100 million and $16 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have received a commission of 3.55% related to the Offering. Net proceeds amounted to $289.2 million.

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties and streams, working capital, and general corporate purposes.

Record Gold Equivalent Ounces Earned in Q3 and for the First Nine Months of 2017

The Company’s portfolio of producing royalty, stream and offtake interests delivered a quarterly record 16,664 GEOs in the third quarter of 2017 for a total of 37,943 GEOs for the first nine months of 2017. The assets acquired from Orion were the major contributors to the record quarterly GEOs earned by the Company, while Canadian Malartic continued to generate strong results.

Royalties Earned (in GEOs)

		Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016

Gold
Canadian Malartic	8,069	7,635	22,959	21,999
Éléonore	1,529	1,570	4,858	5,225
Seabee (1)	692	-	692	-
Island Gold	517	429	1,327	1,081
Vezza	304	267	979	488
Other(1)	526	65	753	170
	11,637	9,966	31,568	28,963
Silver
Mantos(1)	1,150	-	1,150
SASA(1)	845	-	845
Gibraltar (3 and 8 months)	529	-	1,638	-
Canadian Malartic	103	136	341	343
Other(1)	50	-	51	-
	2,677	136	4,025	343
Diamonds
Renard(1)	1,847	-	1,847	-
Other(1)	113	-	113	-
	1,960	-	1,960	-
Other metals
Kwale(1)	390	-	390	-

Total GEOs	16,664	10,102	37,943	29,306

(1) The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

GEOs by Product

Revenues

	Three months ended September 30,
		2017			2016
	Average			Average
	selling price	Ounces	Total	selling price	Ounces	Total
	per ounce /	/ Carats	revenues	per ounce	/ Carats	revenues
	carat	sold	($000’s)	($)	sold	($000’s)

Gold sold	1,616	34,950	56,489	1,743	9,883	17,226
Silver sold	21	306,959	6,551	26	8,800	230
Diamonds sold	107	27,600	2,957	-	-	-
Other (paid in cash)	-	-	2,182	-	-	114
			68,179			17,570
.
	Nine months ended September 30,
		2017			2016
	Average			Average
	selling price	Ounces	Total	selling price	Ounces	Total
	per ounce /	/ Carats	revenues	per ounce	/ Carats	revenues
	carat ($)	sold	($000’s)	($)	sold	($000’s)

Gold sold	1,631	54,795	89,346	1,671	28,795	48,116
Silver sold	22	404,569	8,806	23	24,483	568
Diamond sold	107	27,600	2,957	-	-	-
Other (paid in cash)	-	-	2,554	-	-	284
			103,663			48,968

The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

Gross Profit ($000)

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Royalties
Revenues	19,045	17,570	52,682	48,968
Cost of sales	(78)	45	(156)	(121)
Depletion	(4,758)	(2,629)	(11,173)	(8,463)
	14,209	14,986	41,353	40,384

Streams
Revenues	7,048	-	8,896	-
Cost of sales	(2,712)	-	(3,007)	-
Depletion	(3,239)	-	(3,818)	-
	1,097	-	2,071	-

Offtakes
Revenues	42,086	-	42,086	-
Cost of sales	(41,424)	-	(41,424)	-
Depletion	(327)	-	(327)	-
	335	-	335	-

Total – Gross profit	15,641	14,986	43,759	40,384

Overview of Financial Results

  Quarterly revenues of $68.2 million compared to $17.6 million in the third quarter of 2016;
  Gross profit of $15.6 million compared to $15.0 million in the third quarter of 2016;
  Operating income of $0.9 million compared to $10.4 million in the third quarter of 2016;
  Net earnings attributable to Osisko’s shareholders of $6.7 million or $0.05 per basic and diluted share, compared to $17.8 million or $0.17 per basic and diluted share in the third quarter of 2016;
  Adjusted earnings4 of $8.0 million or $0.06 per basic share4 compared to $12.0 million or $0.11 per basic share in the third quarter of 2016;
  Net cash flows provided by operating activities of $1.1 million compared to $15.0 million in the third quarter of 2016.

Revenues increased in the third quarter of 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $15.6 million in the third quarter of 2017 compared to $15.0 million in the third quarter of 2016 as a result of higher revenues. Cost of sales increased from nil to $44.2 million in the third quarter of 2017 compared to the third quarter of 2016 mainly as a result of the offtake agreements acquired through the acquisition of the Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary from 0% to 5% of the sales proceeds.

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4 “Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this press release.

During the third quarter of 2017, operating income amounted to $0.9 million compared to $10.4 million in the corresponding period of 2016. The decrease in operating income in 2017 is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $7.8 million and higher general and administrative expenses (“G&A”), partially offset by higher gross profit. The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to the 2014 RSUs which vested and were paid in September 2017). Business development expenses increased by $8.1 million mainly as a result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $7.8 million for the quarter.

The decrease in net earnings attributable to Osisko’s shareholders in the third quarter of 2017 is mainly the result of a lower operating income, a foreign exchange loss, higher finance costs, the absence of dividend income following the sale of the shares of Labrador Iron Ore Royalty Company in 2016 and early 2017 and a lower increase in fair value of warrants held, partially offset by a higher net gain on dilution of investments in associates.

Adjusted earnings decreased to $8.0 million compared to $12.0 million in the third quarter of 2016 as a result of higher G&A, lower dividend income and higher finance costs, partially offset by higher gross profit.

Net cash flows provided by operating activities decreased in the third quarter of 2017 as a result of the transaction costs of $7.8 million related to the acquisition of Orion’s Portfolio, the settlement of restricted share units for $5.5 million and a higher negative impact of changes in non-cash working capital items (increase in inventories related to the offtake agreements acquired from Orion) when compared to the third quarter of 2016, partially offset by higher gross profit.

Producing Royalty, Stream and Other Interests Update

Canadian Malartic Mine

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle Mines Limited and Yamana Gold Inc. (the “Partners”). The Partnership is currently forecasting 600,000 ounces, 650,000 ounces and 640,000 ounces of gold production for 2017, 2018 and 2019 respectively5.

The Québec government has announced the approval of the Canadian Malartic extension project in April 2017. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. Road construction is expected to take two years.

In October 2017, the Partners announced6 that Canadian Malartic had delivered another strong quarter and was well positioned to meet its production targets in 2017. Production was higher than the comparative period of 2016 at lower costs, and was positively impacted by higher processing rates and feed grade.

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5 Refer to Agnico Eagle’s press release dated February 15, 2017, titled: “Agnico Eagle Reports Fourth Quarter and Full Year 2016 Results”
6 Refer to Yamana’s Management’s Dicussions and Analysis for the three and nine months ended September 30, 2017.

Éléonore Mine

Osisko owns a sliding-scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the James Bay region in Québec and operated by Goldcorp Inc. (“Goldcorp”). Gold production in 2017 is expected to total 315,000 ounces (+/-5%)7. The increase compared to 2016 is due to the continued ramp up of the mine. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

Goldcorp has reported8 that gold production for the three months ended September 30, 2017 was higher due to an increase in gold grade as a result of planned mine sequencing. At Éléonore, as planned, tonnes mined for the three months ended September 30, 2017 are consistent with the prior year. In order to maximize sustainable production, the critical focus continues to be on accelerating development in order to open up new mining fronts, increase capacity for mining tonnes on Horizon Five and increasing flexibility in the mine. The mine finished the third quarter of 2017 at a steady production rate of 5,600 tonnes per day. The mine continues on pace to achieve optimum production rates by the second half of 2018.

Renard Mine

On November 2, 2017, Stornoway announced9 that during the third quarter of 2017, 506,381 tonnes of ore were processed compared to the plan of 540,000 tonnes (-6%). However, better than expected ore grades in the Renard 2-Renard 3 open pit led to higher diamond production than planned, with 442,154 carats produced at 87 carats per hundred tonnes (“cpht”) compared to 422,475 carats at 78 cpht (+5% and +12% respectively) as per the plan. The average processing rate of the plant during the third quarter was 5,957 tonnes per day, excluding a 7-day scheduled annual maintenance shutdown in July. The nameplate capacity of the plant is 6,000 tonnes per day at 78% utilization. Stornoway indicated that a total of 405,643 carats were sold during the quarter in two tender sales for gross proceeds of $48.1 million at an average price of US$95 per carat ($119 per carat). These amounts exclude 32,989 carats included in the final tender of the quarter, but for which revenue will be recognized in the fourth quarter as proceeds from the sale were not received prior to September 30, 2017.

Stornoway indicated that they believe that significant value improvement will be achieved with the successful mitigation of the diamond breakage to more acceptable levels. During the first half of 2017, steps were undertaken to understand the cause of the breakage, with attention focused on crusher operating settings, material balancing in the plant, pumps, ore recirculation and screens. Progress was measured with diamond breakage studies and simulant testing, and diamond breakage conditions were replicated in laboratory bench tests. Following this work, the source of the breakage has been localized, primarily, within the secondary cone crusher and tertiary high pressure grinding roll crusher, and appears associated with the high proportion of hard, internal dilution inherent in Renard ore producing an abrasive environment within the crushers. Stornoway believes that the introduction of ore-waste sorting under the extraordinary capital plan approved by the board of directors will contribute to a higher quality, and potentially higher grade, diamond product through the removal of a large proportion of the abrasive dilution from the crushing circuits. At the same time, Stornoway will seek to continue the better than expected liberation of small (-3mm) diamonds as a source of incremental revenue above that contemplated in the project’s mineral resources.

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7 Refer to Goldcorp’s press release dated February 15, 2017, titled: “Goldcorp Reports Fourth Quarter and Full Year 2016 Results”
8 Refer to Goldcorp’s press release dated October 25, 2017 entitled “Goldcorp reports 2017 reserve and resource estimates and provides exploration update”, and Goldcorp’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2017.
9 Refer to Stornoway’s press release dated November 2, 2017 entitled “Stornoway Announces FY2017 Third Quarter Results”.

Mantos Blancos Mine (Mantos Copper S.A.)

Production of silver at the Mantos Blancos mine and concentrator plant was better than expected at 146,205 ounces of payable silver for the third quarter of 2017 and 408,690 ounces of payable silver for the first nine months of 2017. This was the result of changes in the mine plan that have resulted in phases being mined that have a higher silver grade.

Work on the Mantos Blancos concentrator debottlenecking project (“MB-CDP”) is progressing according to the plan and the feasibility study being developed by Hatch is targeted to be completed in February 2018. The MB-CDP project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permit for the MB-CDP project was received during October 2017.

Seabee Mine (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee Mine operated by SSR Mining Inc. (“SSR Mining”).

On September 7, 2017, SSR Mining reported10 the results of a Preliminary Economic Assessment (“PEA”) for the Seabee Gold Operation in Saskatchewan, Canada, to evaluate the expansion of the Seabee Gold Operation to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period. As per the PEA, estimated gold production would average 100,000 ounces per year over the period from 2018 to 2023, a 29% increase from 2016 production, with a peak production of 120,000 ounces in 2020, 55% higher than 2016 output.

On October 12, 2017, SSR Mining reported11 that, in the third quarter of 2017, the Seabee Mine produced 18,058 ounces of gold. Gold sales were 21,798 ounces for the third quarter, higher than gold production as bullion inventory accumulated in the previous quarter was sold in the third quarter. During the third quarter, 84,315 tonnes of ore were milled at an average gold grade of 7.03 g/t. This compares to a total of 84,469 tonnes of ore at an average grade of 7.97 g/t in the second quarter. The mill achieved an average throughput of 916 tonnes per day during the quarter, 1.3% lower than the previous quarter due to a combination of scheduled crusher maintenance activities and forest-fire-related power outages. Gold recovery remained consistent at 97.2% in the third quarter.

Gibraltar Mine

In the first quarter of 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko will make ongoing payments of US$2.75 per ounce of silver delivered and will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter.

In July 2017, the production at the Gibraltar mine was affected by the wild forest fires in the region that forced the mining and milling operations to be idled or reduced for several days. However, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs.

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10 Refer to SSR Mining’s press release dated September 7, 2017, titled: “SSR MINING’S SEABEE GOLD OPERATION STRONG PRELIMINARY ECONOMIC ASSESSMENT SUPPORTS MINE EXPANSION PLAN”
11 Refer to SSR Mining’s press release dated October 12, 2017, titled: “SSR MINING REPORTS THIRD QUARTER 2017 PRODUCTION RESULTS”

Island Gold Mine

The Company started receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) operated by Richmont Mines Inc. (“Richmont”) during the first quarter of 2016.

In the third quarter of 2017, Richmont12 reported record production at Island Gold Mine of 26,659 ounces of gold for the quarter. Production in the quarter was positively impacted by higher than planned grade of 10.04 grams per tonne and is now well positioned to exceed the high-end of annual production guidance of 87,000-93,000 ounces, as indicated by Richmont.

On September 11, 2017, Richmont announced that it had entered into a definitive agreement with Alamos Gold (“Alamos”) whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement. The transaction is expected to close on, or about, November 23, 2017, and has no effect on Osisko’s royalties.

Brucejack Mine

On October 11, 2017, Pretium reported13 third quarter 2017 production for the Brucejack Mine. During the third quarter of 2017, the Brucejack Mine produced 82,203 ounces of gold. In July, at the onset of the quarter, mill feed was predominately from low-grade stockpiles and development muck and 16,882 ounces of gold were produced. As the ramp-up progressed, the mill began processing stope ore exclusively and an additional 65,321 ounces of gold were produced in the last two months of the quarter. For the third quarter, mill feed grade and gold recoveries averaged 10.52 grams per tonne gold and 96.49% respectively. Mill feed grade and gold recoveries averaged 12.36 grams per tonne gold and 96.92% respectively during the last two months of the quarter as the mill transitioned to processing stope ore exclusively. The mill processed a total of 261,262 tonnes of ore for the third quarter for an average of 2,840 tonnes per day.

___________________________________________
12 Refer to Richmont’s press release dated October 12, 2017, titled: “Richmont Mines Reports Record Third Quarter Production and Peer-Leading Cash Costs from the Island Gold Mine; Island Gold On-Track to Beat Annual Guidance”
13 Refer to Pretium’s press release dated October 11, 2017, titled: “Pretium Resources Inc.: 82,203 Ounces of Gold Produced at the Brucejack Mine in Q3 2017”

Investment Portfolio Update

During the three and nine months ended September 30, 2017, Osisko acquired investments for $19.0 million and $150.1 million, respectively, and sold investments for $26.0 million and $49.5 million, respectively.

The following table presents the carrying value and fair value of the investments in marketable securities as at September 30, 2017 (in thousands of dollars):

Marketable	Carrying value(i)	Fair value(ii)
securities
	$	$

Associates	198,194	329,817
Other	91,017	91,017
	289,211	420,834

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at September 30, 2017.

Osisko Mining Inc.

As at November 8, 2017, the Company holds 32,302,034 common shares representing a 15.6% interest in Osisko Mining. Osisko owns a total 1.5% NSR royalty on the Windfall Lake gold project (“Windfall”). Osisko Mining is currently pursuing an 800,000 meter drilling program on Windfall.

Barkerville Gold Mines Ltd. 14

As at November 8, 2017, the Company holds 138,809,310 common shares representing a 32.8% interest in Barkerville. Barkerville is focused on exploring and developing an extensive land package in the historical Cariboo Mining District of Central British Columbia. Barkerville is currently carrying out a 130,000 meter exploration drilling program and reported that the company has received all permits to initiate production from its Bonanza Ledge underground project at an initial rate of 150,000 tonnes per year. In April 2017, Barkerville announced a new discovery from their ongoing 160,000 metres Phase II Island Mountain and Valley Zone exploration drilling program at the Company’s Cariboo Gold Project.

Osisko holds a 2.25% NSR royalty on the Cariboo gold project and has a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

___________________________________________
14 Refer to Barkerville’s press release dated April 17, 2017, titled “BGM intersects 19.20 g/t AU over 54.40 meters and 11.42 g/t AU over 28.55 meters at shaft zone” and Barkerville’s website at www.barkervillegold.com and on SEDAR for additional information.

Falco Resources Ltd.

As at November 8, 2017, the Company holds 23,927,005 common shares representing a 13.3% interest in Falco Resources Ltd. (“Falco”).

In October 2017, Falco released15 a positive feasibility on the Horne 5 Project. The feasibility study indicated that, at a gold price of US$1,300/oz and using an exchange rate of C$1.00 = US$0.78, the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of US$602 million and an after-tax internal rate of return of 15.3% . As per Falco, in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 219,000 payable ounces annually over the life of mine, with an all-in sustaining cash cost of US$399 per ounce net of by-product credits and all-in cost, capital expenditures plus operating expenditures, estimated at US$643 per ounce. The Environmental Impact Assessment study, which has been initiated by WSP Canada Inc., is expected to be completed in the fourth quarter of 2017.

Osisko Metals Incorporated

As at November 8, 2017, Osisko holds 9,006,667 common shares representing a 12.8% interest in Osisko Metals.

Osisko Metals is a Canadian base metal exploration and development company with an emphasis on the zinc space. In 2017, Osisko Metals acquired over 50,000 hectares in the Bathurst Mining Camp. The objective of Osisko Metals is to develop a multi-deposit asset base that would feed a central concentrator. In parallel, Osisko Metals is monitoring several base metal oriented peers for projects hosting zinc, copper, and nickel for acquisition opportunities. In Québec, Osisko Metals acquired 42,000 hectares that cover 12 grass-root zinc targets that will be selectively advanced through exploration. In November 2017, Osisko acquired a 1% NSR royalty on Osisko Metals’ current portfolio of projects within both the Bathurst Mining Camp and Québec, for a cash consideration of $5 million. The acquired royalty will also apply to areas that Osisko Metals may acquire in the future that fall within a one kilometer distance from their current property holdings. Osisko also acquired existing royalty buy-back agreements on current projects and will hold rights of first refusal on any future royalty or metal stream sale from existing or newly acquired properties by Osisko Metals.

Dalradian Resources Inc.

On October 10, 2017, Osisko entered into a subscription agreement with Dalradian pursuant to which Osisko will make an investment of $28.25 million into Dalradian by way of a non-brokered private placement. Upon closing of the investment, Osisko will own approximately 9.1% of Dalradian's issued and outstanding common shares. The subscription agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing. Closing of the investment is anticipated to occur on or prior to November 30, 2017 and is subject to certain other conditions.

___________________________________________
15 Refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project”

Update – Mines Coulon Inc.

On November 20, 2017 (originally October 20, 2017, or before under certain conditions), the non-controlling shareholders of Mines Coulon Inc., the subsidiary holding the Coulon project, have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. As at September 30, 2017, the non-controlling shareholders had invested an aggregate of $16.0 million in Mines Coulon Inc.

Dividends

Osisko has declared dividends for the last 13 consecutive quarters for a total of $47.2 million.

On August 3, 2017, Osisko declared a quarterly dividend of $0.05 per common share paid on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017.

On November 7, 2017, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.

2017 Guidance

Osisko’s 2017 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway Diamond, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the SASA mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 were increased following the acquisition of Orion’s Portfolio and are now estimated between 55,300 and 65,700 GEOs (compared to 43,300 and 46,100 GEOs prior to the acquisition of Orion’s Portfolio). The updated estimate includes the impact of the assets acquired from Orion for five months (August to December).

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold, US$18 per ounce of silver and US$116 per carat for diamonds and an exchange rate (US$/C$) of 1.30.

Q3 2017 Results Conference Call

Osisko will host a conference call on Thursday, November 9, 2017 at 10:00 EDT to review and discuss its 2017 third quarter results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1‑(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on November 9, 2017 until 11:59 pm EDT on November 16, 2017 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 13788083.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings”, “Adjusted Earnings per share” and “Gold Equivalent Ounces” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
(in thousands of dollars, except per share amounts)

Net earnings attributable to Osisko’s shareholders	6,728	17,757	21,847	33,433

Adjustments:
Foreign exchange loss (gain)	7,920	(1,906)	15,448	11,170
Unrealized gain on investments	(14,714)	(9,992)	(31,336)	(29,542)
Share of loss (income) of associates	(329)	1,334	2,632	3,730
Loss (gain) on disposal of exploration and evaluation assets	-	-	(20)	312
Deferred income tax expense	559	4,854	4,303	8,156
Transaction costs – acquisition of Orion’s Portfolio	7,805	-	8,870	-

Adjusted earnings	7,969	12,047	21,744	27,259

Weighted average number of common shares outstanding (000’s)	140,605	106,564	118,059	104,019

Adjusted earnings per basic share	0.06	0.11	0.18	0.26

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the acquisition of the Orion portfolio, it now holds a North American focused portfolio of over 131 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., 12.8% in Osisko Metals Inc., 13.3% in Falco Resources Ltd. and 32.8% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2017	2016
	$	$

Assets

Current assets
Cash and cash equivalents	108,902	499,249
Short-term investments	1,447	2,100
Accounts receivable	15,692	8,416
Inventories	8,430	-
Other assets	1,163	974
	135,634	510,739

Non-current assets
Investments in associates	198,194	82,902
Other investments	111,591	108,409
Royalty, stream and other interests	1,650,414	494,768
Property and equipment	250	266
Exploration and evaluation	102,110	100,038
Goodwill	111,204	111,204
Deferred income taxes	11,533	7,978
	2,320,930	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8,605	7,438
Dividends payable	7,850	4,266
Provisions and other liabilities	5,490	4,153
	21,945	15,857

Non-current liabilities
Long-term debt	193,738	45,780
Provisions and other liabilities	13,681	12,433
Deferred income taxes	159,807	127,930
	389,171	202,000

Equity
Share capital	1,620,776	908,890
Warrants	30,901	30,901
Contributed surplus	12,452	11,411
Equity component of convertible debenture	3,091	3,091
Accumulated other comprehensive income (loss)	(10,520)	7,838
Retained earnings	273,465	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,930,165	1,212,437
Non-controlling interests	1,594	1,867
Total equity	1,931,759	1,214,304
	2,320,930	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Revenues	68,179	17,570	103,664	48,968

Cost of sales	(44,214)	45	(44,587)	(121)
Depletion of royalty, stream and other interests	(8,324)	(2,629)	(15,318)	(8,463)
Gross profit	15,641	14,986	43,759	40,384

Other operating expenses
General and administrative	(5,937)	(3,490)	(18,834)	(12,611)
Business development	(9,734)	(1,597)	(14,697)	(6,419)
Exploration and evaluation	(57)	(241)	(141)	(936)
Gain (loss) on disposal of exploration and evaluation assets	-	-	20	(312)
Cost recoveries from associates	1,013	763	2,910	2,166
Operating income	926	10,421	13,017	22,272
Interest income	751	932	3,157	2,249
Dividend income	-	1,572	-	4,716
Finance costs	(1,626)	(963)	(3,559)	(2,516)
Foreign exchange gain (loss)	(7,906)	1,909	(15,451)	(11,177)
Share of income (loss) of associates	329	(1,334)	(2,632)	(3,730)
Other gains, net	14,714	9,992	31,336	29,542
Earnings before income taxes	7,188	22,529	25,868	41,356
Income tax expense	(559)	(4,854)	(4,303)	(8,156)
Net earnings	6,629	17,675	21,565	33,200

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	6,728	17,757	21,847	33,433
Non-controlling interests	(99)	(82)	(282)	(233)

Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	0.05	0.17	0.19	0.32
Diluted	0.05	0.17	0.18	0.32

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net earnings	6,629	17,675	21,565	33,200
Adjustments for:
Share-based compensation	2,926	942	9,257	5,722
Depletion and amortization	8,361	2,698	15,423	8,647
Share of loss (income) of associates	(329)	1,334	2,632	3,730
Net loss (gain) on acquisition of investments	(148)	-	2,135	(8,913)
Net gain on dilution of investments in associates	(13,510)	(3,691)	(30,319)	(6,910)
Net gain on disposal of investments	(71)	-	(703)	(3,410)
Change in fair value of financial assets at fair value through profit and loss	(985)	(6,301)	(2,449)	(10,309)
Deferred income tax expense	559	4,854	4,303	8,156
Loss (gain) on disposal of exploration and evaluation assets	-	-	(20)	312
Settlement of restricted share units	(5,539)	-	(5,539)	-
Foreign exchange loss (gain)	7,920	(1,906)	15,448	11,170
Other	414	399	1,198	1,064
Net cash flows provided by operating activities
before changes in non-cash working capital items	6,227	16,004	32,931	42,459
Changes in non-cash working capital items	(5,133)	(1,026)	(5,738)	(1,797)
Net cash flows provided by operating activities	1,094	14,978	27,193	40,662

Investing activities
Net decrease in short-term investments	100	100	600	200
Business combination, net of cash acquired	(622,420)	-	(622,420)	-
Settlement of derivative financial instruments	(21,072)	-	(21,072)	-
Acquisition of investments	(18,963)	(45,563)	(150,088)	(64,462)
Proceeds on disposal of investments	25,996	2,858	49,477	12,204
Acquisition of royalty and stream interests	(1,236)	(750)	(56,664)	(50,250)
Proceeds on sale of royalty and stream interests	-	-	-	3,630
Property and equipment	(28)	(13)	(89)	(93)
Exploration and evaluation, net of tax credits	(510)	(2,533)	(881)	(7,617)
Net cash flows used in investing activities	(638,133)	(45,901)	(801,137)	(106,388)

Financing activities
Issuance of long-term debt	147,323	-	147,323	50,000
Issuance of common shares and warrants	261,816	1,095	264,201	177,608
Issue expenses	(190)	(57)	(190)	(8,066)
Financing fees	-	-	-	(844)
Investment from non-controlling interests	-	-	1,292	3,637
Normal course issuer bid purchase of common shares	-	-	(1,822)	-
Dividends paid	(3,730)	(3,795)	(11,759)	(11,231)
Net cash flows provided by (used in) financing activities	405,219	(2,757)	399,045	211,104
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(231,820)	(33,680)	(374,899)	145,378
Effects of exchange rate changes on cash and cash equivalents	(7,920)	1,906	(15,448)	(11,170)

Increase (decrease) in cash and cash equivalents	(239,740)	(31,774)	(390,347)	134,208
Cash and cash equivalents – beginning of period	348,642	424,491	499,249	258,509
Cash and cash equivalents – end of period	108,902	392,717	108,902	392,717